UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington , D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                       Americas Senior Financial Services
                       ----------------------------------
                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                    03061V101
                              ---------------------
                                 (CUSIP Number)
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CUSIP NO. 03061V101                 13G              Page ____ of _____Pages

1        NAME OF REPORTING PERSON
         SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                           Fennell Avenue LLC
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2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)
                                                                          (b)
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3        SEC USE ONLY
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4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Cayman Islands
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 NUMBER OF      5        SOLE VOTING POWER
    SHARES                                            256,740 (See Note A)
BENFICIALLY     ________________________________________________________________
  OWNED BY
     EACH       6        SHARED VOTING POWER
 REPORTING                                                     NA
   PERSON       ________________________________________________________________
     WITH
                7        SOLE DISPOSITIVE POWER
                                                      256,740 (See Note A)
                ----------------------------------------------------------------
                8        SHARED DISPOSITIVE POWER
                                                               NA
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9        AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPORTING PERSON
                                                     256,740 (See Note A)
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES *
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     3.47%
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12       TYPE OF REPORTING PERSON
                                       CO
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Item  1.
                  a) Name of Issuer:        Americas Senior

                  b) Address:               15544 NW 77th Court
                                            Miami Lakes, FL 33016

Item  2.
                  a) Name of Filer:         Fennell Avenue LLC

                  b) Address of Filer:      Corporate Center
                                            Windward One
                                            West Bay Road
                                            PO Box 31106 SMB
                                            Grand Cayman, Cayman Islands

                  c) Citizenship:           Cayman Islands

                  d) Title of Class of Securities:     Common Stock

                  e) CUSIP Number:         03061V101

Item  3.    If 13d filing:     N/A

Item  4.     Ownership

                  a) Amount beneficially owned: 256,740 (See Note A)
                  b) Percent of Class:   3.47%
                  c)  Number of shares:

                           (i)    Sole voting power -- 256,740 (See Note A)
                           (ii)   Shared voting power -- na
                           (iii)  Sole disposal power -- 256,740 (See Note A)
                           (iv)   Shared disposal power - na
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Item  5. Less than 5% beneficial ownership      na

Item  6. More than 5% on behalf of another     na

Item  7. Subsidiary     na


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Item  8. If group     na
Item  9. Notice of Dissolution      na
Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2000
--------------
    Date

Fennell Avenue LLC

By: Navigator Management ,Ltd.

By:s/David Sims
-----------------------------
     Managing Director
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                                     NOTE A

      The shares of common stock referred to in this Form 13G are based on the reporting person's receipt of shares pursuant to the terms of a Convertible Debenture dated on or about May 3, 1999 (the "Debenture"). The Debenture provides for conversion into shares of common stock at the lower of the Initial Market Price or 85% of the average of the lowest five closing bid prices in the 20 trading days prior to conversion.

      As of March 23, 2000, the reporting person holds 222,257 shares of common stock, a debenture with an unconverted principal amount of $1,136,005 and aWarrant Agreement dated on or about May 3, 1999. The Debenture provides that the reporting person cannot exercise such rights to purchase shares of common stock of the Issuer thereunder if such exercise would increase the reporting person's ownership of common stock of the Issuer to more than 9.99% of the outstanding shares. The Warrant Agreement provides that the reporting person cannot exercise such rights to purchase shares of common stock of the Issuer thereunder if such exercise would increase the reporting person's ownership of common stock of the Issuer to more than 9.99% of the outstanding shares.